Pluristem Therapeutics Inc.
Matam Advanced Technology Park
Building No. 5
Haifa, Israel, 31905

April 4, 2017

Suzanne Hayes, Assistant Director
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-6010

Re:	Pluristem Therapeutics Inc. (the “Company”)
Form 10-K for the Fiscal Year ended June 30, 2016
Filed September 7, 2016
File No. 001-31392

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of February 27, 2017, and received by the Company on March 27, 2017, with respect to the above-captioned filing.  For ease of reference, the Company’s response is keyed to your comment (inserted in italicized font).

General

1.
In future filings, please include all material terms for your material collaboration and license agreements. Please also file these agreements as exhibits to your next Exchange Act report. We note, for example, your collaborative research agreement with the Berlin-Brandenburg Center for Regenerative Therapies at Charité, your license agreement with TES Holdings Co., Ltd., and your collaboration with Fukushima Medical University. Please ensure that your disclosure includes all material terms including, as appropriate, the duration of the agreement, termination provisions, material payment provisions, future milestone payments to be paid or received, and royalty rates and royalty terms. In the alternative, please tell us why you do not believe these agreements are material.

Response to Comment:

For the reasons set forth more fully below, the Company does not believe that its collaborative research agreement (the “Research Agreement”) with the Berlin-Brandenburg Center for Regenerative Therapies at Charité  (“Charité”), its license agreement with TES Holdings Co., Ltd. (the “License Agreement”) and its collaboration with Fukushima Medical University (“Fukushima”) pursuant to a memorandum of understanding (the “Memorandum of Understanding”) constitute material agreements that require such agreements to be filed with the Company’s reports (the “Reports”) filed pursuant to Securities Exchange Act of 1934, as amended.

The Company does not believe the Research Agreement to be material primarily due to the fact that the agreement relates solely to clinical research studies in Germany. While the Company does view the Research Agreement as important to the Company’s progress in Germany, it does not view such agreement as being material to the Company’s business prospects as a whole. In addition, the Company disclosed in its Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “Annual Report”) that Charité will receive between 1% to 2% royalties from new developments that have been achieved during the joint development, an amount which even if received the Company does not expect to be material. Notwithstanding the foregoing, the Company has provided disclosures relating to the material terms of the Research Agreement in its Annual Report and will continue to do so in its future Reports to the extent the Research Agreement is discussed.

Ms. Pamela A. Long

April 4, 2017

With respect to the License Agreement, while the Company acknowledges that such agreement provides for the license of certain Japanese patents relating to ischemic diseases with placental cell therapy in Japan and provides for the payment of certain royalties, the percentage of royalties to be paid thereunder are in the single low-digits, as reported in the Annual Report, an amount which even if paid the Company does not expect to be material. Furthermore, the obligation with respect to payment of royalties pursuant to the License Agreement is limited to sales from a single Company product – the PLX-PAD – in a single clinical indication of critical limb ischemia and solely for sales that occur in Japan. Furthermore, such royalty payments expire upon the expiration of the patent in 2023. As such, even if the Company is able to commercialize its products in the near term, the period of time in which it would be required to pay any such royalties would be limited, and therefore the amounts in question would not be material in the aggregate. Notwithstanding the foregoing, the Company has provided disclosures relating to the material terms of the License Agreement in its Annual Report and will continue to do so in its future Reports to the extent the License Agreement is discussed.

Finally, with respect to the Memorandum of Understanding, the Company does not view the agreement as material, based on the fact that it is a non-exclusive arrangement relating solely to the research collaboration efforts of the Company’s PLX-R18 cells for the treatment of acute radiation syndrome and for morbidities following radiotherapy treatment in cancer patients. In that regard, the Company is not required to continue its collaboration efforts with Fukushima, and the Memorandum of Understanding does not contain any commercial terms requiring the payments of royalties or milestone payments. Notwithstanding the foregoing, the Company intends to provide a description of the material terms of the Memorandum of Understanding as it relates to its duration, in its future Reports to the extent the Memorandum of Understanding is discussed.

Based on the foregoing, the Company believes its prior disclosures relating to the Research Agreement, License Agreement and Memorandum of Understanding are sufficient due to the fact that such agreements are not material to the Company’s business, nor constitute agreements to which the Company is substantially dependent, and the Company does not currently intend to file such agreements with its future Reports. Notwithstanding the foregoing, the Company currently plans to continue to provide disclosures of the material terms of the Research Agreement and License Agreement and to provide a description of the material terms of the Memorandum of Understanding in its future Reports to the extent such agreements are otherwise discussed.

Please contact Oded Har-Even at (212) 660-5002, attorney at Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, the Company's U.S. counsel, if you have any questions or require additional information.

Respectfully,

Pluristem Therapeutics Inc.

By:	/s/ Erez Egozi
Erez Egozi
Chief Financial Officer

cc:          Oded Har-Even, Esq.